September 23, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Aliya Ishmukhamedova / Mr. Mitchell Austin

Re:	BAO Holding Limited
Amendment No. 1 to Registration Statement on Form F-1
Filed September 5, 2025 File No. 333-289723

Dear Ms. Ishmukhamedova and Mr. Austin:

On behalf of BAO Holding Limited (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of September 9, 2025 with respect to the Company’s Registration Statement on Form F-1 (the “Form F-1”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No.2 to Form F-1 (the “F-1/A2”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 1 to Registration Statement on Form F-1

Consolidated Financial Statements

Note 16. Equity, page F-22

1. Your revised disclosure in response to prior comment 1 refers to Class A share issuances to specific shareholders and Class B subscription “for cash at par” to implement a forward stock split. Elsewhere, such as in Note 6 you disclose the allotment and issuance of shares at par value. Please revise to clarify whether cash was involved in effecting the stock split and disclose the split ratio used to retrospectively adjust share count and per share amounts. In addition, tell us why the HKD amounts for Class A and B ordinary shares and Shares subscription receivable on the Statements of Financial Position have changed. Refer to ASC 505-20-25-4.

Response: In response to the Staff’s comment, we have revised the Form F-1 for the disclosure of the share issuance. Our existing shareholders are subscribing for their pro rata Class A and Class B Ordinary Shares for cash at par value for the purpose of maintaining proportional shareholdings before and after the issuance of shares. Therefore, it is inappropriate to use the term of “forward stock split” and we removed this wording.

According to SEC Financial Reporting Manual 7520.2, nominal issuances of shares are considered in-substance recapitalization transactions. Therefore, the issuance of shares for cash at par is a kind of recapitalization transactions. The manual further stated in an IPO, and in subsequent filings, nominal issuances of common stock and potential common stock (for example, options and warrants) should be reflected in the calculation of earnings per share for periods prior to their issuance in a manner similar to a stock split or stock dividend for which retroactive treatment is required. In addition, according to IAS 33 Earnings per Share paragraph 26, the weighted average number of ordinary shares outstanding during the period and for all periods presented shall be adjusted for events, other than the conversion of potential ordinary shares, that have changed the number of ordinary shares outstanding without a corresponding change in resources. And paragraph 64 also explained if the number of ordinary or potential ordinary shares outstanding increases as a result of a capitalization, bonus issue or share split, or decreases as a result of a reverse share split, the calculation of basic and diluted earnings per share for all periods presented shall be adjusted retrospectively. If these changes occur after the reporting period but before the financial statements are authorized for issue, the per share calculations for those and any prior period financial statements presented shall be based on the new number of shares. The fact that per share calculations reflect such changes in the number of shares shall be disclosed. In addition, basic and diluted earnings per share of all periods presented shall be adjusted for the effects of errors and adjustments resulting from changes in accounting policies accounted for retrospectively. Therefore, we reflected the share issuance retrospectively on the Statements of Financial Position because it is a nominal issuance of shares at par.

According to Codification of Staff Accounting Bulletins Topic 4: Equity Accounts “Section E Receivables From Sale Of Stock”, if capital stock is issued before the cash payment is received, the amount recorded as a subscription receivable should be presented in the balance sheet as a deduction from stockholders’ equity. This is generally consistent with Rule 5-02.30 of Regulation S-X which states that accounts or notes receivable arising from transactions involving the registrant’s capital stock should be presented as deductions from stockholders’ equity and not as assets. For the share issuance of the Company is not yet received, we therefore reflected such amount in the shares subscription receivable on the Statements of Financial Position.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-1310.

Sincerely,

/s/ Darrin M. Ocasio, Esq.
Darrin M. Ocasio, Esq.
Sichenzia Ross Ference Carmel LLP